NovaGold Resources Inc.
Consolidated Financial Statements
November 30, 2010 and 2009

2	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

/s/ Rick Van Nieuwenhuyse	/s/ Elaine Sanders

Rick Van Nieuwenhuyse	Elaine Sanders
President & Chief Executive Officer	Vice President & Chief Financial Officer

February 16, 2011

NovaGold Resources Inc.	3
Year ended November 30, 2010

Management’s Report on Internal Control over Financial Reporting – U.S.

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f). The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2010.

PricewaterhouseCoopers LLP, our independent auditors, has issued an attestation report on internal control over financial reporting for NovaGold Resources Inc. as of November 30, 2010, which is included herein.

/s/ Rick Van Nieuwenhuyse	/s/ Elaine Sanders

Rick Van Nieuwenhuyse	Elaine Sanders
President & Chief Executive Officer	Vice President & Chief Financial Officer

February 16, 2011

4	NovaGold Resources Inc.
Year ended November 30, 2010

Independent Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have completed integrated audits of NovaGold Resources Inc.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at November 30, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2010 and November 30, 2009, and the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2010 and November 30, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited NovaGold Resources Inc.’s internal control over financial reporting as at November 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting – U.S. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NovaGold Resources Inc.	5
Year ended November 30, 2010

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at November 30, 2010 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 16, 2011

6	NovaGold Resources Inc.
Year ended November 30, 2010

Consolidated Balance Sheets
As at November 30, 2010 and 2009

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Assets
Current assets
Cash and cash equivalents	151,723	38,180
Accounts and taxes receivable	1,037	942
Inventories (note 4)	8,120	-
Deposits and prepaid amounts	1,938	2,154
	162,818	41,276

Accounts receivable	142	130
Land	1,876	1,892
Inventories (note 4)	-	15,547
Property, plant and equipment (note 5)	346,777	454,271
Mineral properties, rights and development costs (note 6)	266,408	247,130
Investments (note 7)	7,362	4,287
Investment tax credits	3,271	3,393
Reclamation deposits (note 9)	13,086	13,326
	801,740	781,252
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,654	13,132
Current portion of asset retirement obligations (note 9)	7,890	860
Current portion of long-term liabilities (note 6 (a))	12,943	705
	30,487	14,697
Long-term liabilities
Promissory note (note 7 (b))	63,034	61,532
Convertible notes (note 8)	61,882	58,553
Capital lease obligations	369	1,148
Asset retirement obligations (note 9)	15,967	20,730
Future income taxes (note 15)	7,193	8,524
Other liabilities (note 6 (a))	11,594	249
	190,526	165,433

Non-controlling interest (note 3)	297,292	293,247

Shareholders’ equity
Share capital (note 10)	1,077,219	878,086
Equity component of convertible notes (note 8)	43,352	43,352
Contributed surplus	8,629	9,994
Stock-based compensation (note 10)	30,589	31,838
Warrants (note 10)	28,488	31,065
Deficit	(875,807)	(672,258)
Accumulated other comprehensive income	1,452	495
	313,922	322,572
	801,740	781,252
Commitments and contingencies (note 12)
Subsequent event (note 18)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ James Philip, Director
Approved by the Board of Directors

NovaGold Resources Inc.	7
Year ended November 30, 2010

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2010 and 2009

	in thousands of Canadian dollars,
	except for per share and share amounts
	Year ended	Year ended
	November 30, 2010	November 30, 2009
	$	$
Revenue
Land, gravel, gold and other revenue	599	1,195
Cost of sales	258	265
	341	930
Expenses
Corporate development and communication	1,273	1,478
Equity loss (note 7)	20,873	14,737
Foreign exchange gain	(3,158)	(15,160)
General and administrative	4,231	4,294
Interest and accretion	15,187	18,470
Mineral properties expense	12,727	3,179
Professional fees	2,513	4,244
Salaries	6,788	5,364
Salaries – stock-based compensation (note 10 (b), (c) and (d))	4,952	9,623
Project care and maintenance	25,788	39,561
Total expenses	91,174	85,790
Loss before other items	90,833	84,860

Other items
Interest income	(577)	(414)
Gain on disposal of investments (note 7)	-	(125)
Gain on disposal of mineral properties (note 6)	(1,440)	(1,563)
Asset impairment (notes 5 and 6)	116,370	-
Inventory write down	7,537	-
Project suspension cost recovery	-	(648)
Loss on disposal of property, plant and equipment	-	9,707
Non-controlling interest (note 3)	(8,013)	(12,391)
	113,877	(5,434)

Loss for the year before income taxes	(204,710)	(79,426)
Future income tax recovery (note 15)	(1,161)	(6,062)
Loss for the year	(203,549)	(73,364)
Deficit – beginning of year	(672,258)	(598,894)
Deficit – end of year	(875,807)	(672,258)
Loss per share
Basic and diluted	(0.95)	(0.42)
Weighted average number of shares (thousands)	213,597	172,654

(See accompanying notes to consolidated financial statements)

8	NovaGold Resources Inc.
Year ended November 30, 2010

Consolidated Statements of Comprehensive Loss
For the years ended November 30, 2010 and 2009

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2010	November 30, 2009
	$	$
Net loss for the year before other comprehensive income	(203,549)	(73,364)
Unrealized gain on available-for-sale investments	994	1,119
Future income tax expense	(37)	(206)
Comprehensive loss for the year	(202,592)	(72,451)

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended November 30, 2010 and 2009

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2010	November 30, 2009
	$	$
Share capital
Balance – beginning of year	878,086	776,237
Issued pursuant to private placement net of share issue costs	179,000	61,480
Issued pursuant to stock options exercised	3,991	1,558
Issued pursuant to warrants exercised	9,549	14,601
Issued pursuant to performance share units vested	1,426	-
Issued pursuant to property acquisition	5,167	-
Issued pursuant to debt conversion	-	24,210
Balance – end of year	1,077,219	878,086
Equity component of convertible notes
Balance – beginning of year	43,352	43,352
Balance – end of year	43,352	43,352
Contributed surplus
Balance – beginning of year	9,994	9,994
Excess value over fair value of performance share unit (note 10 (c))	(1,365)	-
Balance – end of year	8,629	9,994
Stock-based compensation
Balance – beginning of year	31,838	22,223
Stock option vesting	3,738	9,117
Performance share unit vesting	1,352	1,265
Director share unit grants	101	-
Transfer to share capital on exercise of stock options	(3,991)	(767)
Transfer to share capital on issuance of performance share units	(2,449)	-
Balance – end of year	30,589	31,838
Warrants
Balance – beginning of year	31,065	1,995
Issuance of warrants	-	34,606
Fair value of warrant exercises	(2,577)	(5,536)
Balance – end of year	28,488	31,065
Deficit
Balance – beginning of year	(672,258)	(598,894)
Loss for the year	(203,549)	(73,364)
Balance – end of year	(875,807)	(672,258)
Accumulated other comprehensive income
Balance – beginning of year	495	(418)
Unrealized gains on available-for-sale investments	994	1,119
Future income taxes on unrealized gains	(37)	(206)
Balance – end of year	1,452	495
Total shareholders’ equity	313,922	322,572

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.	9
Year ended November 30, 2010

Consolidated Statements of Cash Flows
For the years ended November 30, 2010 and 2009

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2010	November 30, 2009
	$	$
Cash flows used in operating activities
Loss for the year	(203,549)	(73,364)
Items not affecting cash
Amortization	527	258
Asset impairment	116,370	-
Equity loss	20,873	14,737
Future income tax recovery	(1,161)	(6,062)
Foreign exchange gain	(3,520)	(16,253)
Gain on sale of investments (note 7)	-	(125)
Gain on disposal of mineral properties	-	(1,563)
Interest and accretion	10,313	12,435
Inventory write down	7,537	-
Loss on disposal of property, plant and equipment	-	9,707
Mineral properties expense	1,162	8
Project suspension recovery	-	(648)
Stock-based compensation	4,952	9,622
Non-controlling interest	(8,013)	(12,391)
Net change in non-cash working capital
Decrease in GST and other receivables, deposits and prepaid amounts	121	1,879
Increase in inventories	(110)	(311)
(Decrease) increase in accounts payable and accrued liabilities	(3,877)	2,046
Decrease in suspension costs – long term	-	(453)
	(58,375)	(60,478)
Cash flows from financing activities
Proceeds from issuance of common shares – net	179,000	93,948
Proceeds from non-controlling interest	12,058	14,407
Proceeds from warrant exercise	6,971	9,065
Payroll and withholding tax on issuance of performance share units	(2,387)	-
	195,642	117,420
Cash flows used in investing activities
Acquisition of property, plant and equipment	(1,029)	(27,674)
Proceeds from disposition of property, plant and equipment	38	7,683
Expenditures on mineral properties and related deferred costs	(1,064)	(3,090)
Decrease (increase) in reclamation deposits	64	(87)
Decrease (increase) in accounts receivable	(12)	426
Proceeds on sale of investments	-	3,769
Increase in investments	(21,721)	(12,013)
	(23,724)	(30,986)
Increase in cash and cash equivalents during the period	113,543	25,956
Cash and cash equivalents – beginning of year	38,180	12,224
Cash and cash equivalents – end of year	151,723	38,180
Supplemental disclosure
Increase (decrease) in accounts payable and accrued liabilities and other liabilities related to mineral properties and property, plant and equipment	328	(28,056)
Bridge loan converted into shares	-	24,210
Interest received	577	394
Interest paid	5,330	6,292

(See accompanying notes to consolidated financial statements)

10	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

1	Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties primarily in North America. The Company has a portfolio of mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Creek project in Alaska is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project in British Columbia is held by a partnership owned equally by NovaGold and Teck Resources Limited (“Teck”).

2	Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its subsidiaries, NovaGold Canada Inc., Alaska Gold Company (“AGC”) and NovaGold Resources Alaska, Inc. All significant intercompany transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary. As described in note 17, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with an original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds with various government entities to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

Inventories

Inventories consist of supplies and spare parts to be consumed in operations, as well as stockpile ore, and are stated at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% to 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress costs relate to the Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

NovaGold Resources Inc.	11
Year ended November 30, 2010

Notes to Consolidated Financial Statements

Intangible assets

Intangible assets consist of power transmission rights acquired by the Company upon the acquisition of Coast Mountain Power Corp. Intangible assets are recorded at cost and amortized over their respective useful lives on a straight-line basis. The Company intends to amortize the power transmission rights over the expected life of the Galore Creek project on a straight-line basis. The Company assesses the fair value of this intangible assets with the Galore Creek long-lived assets and, if there are indications of impairment, the carrying value would be written down.

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Land and gravel resources

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment were determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Capitalized financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

12	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company’s credit-adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Investment tax credits

The Company is eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Translation of foreign currencies

Foreign operations are integrated with the parent company, NovaGold, and consequently the financial statements of foreign subsidiaries are translated into Canadian currency, NovaGold’s functional currency, using the temporal method. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive.

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary, whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Stock-based compensation and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or expensed to exploration costs on projects in the exploration stage. Warrants issued are recorded at

NovaGold Resources Inc.	13
Year ended November 30, 2010

Notes to Consolidated Financial Statements

estimated fair values using the Black-Scholes option pricing model. When warrants are issued as part of a unit, the net proceeds are prorated between the fair value of the shares and warrants.

The Company grants employees performance share units (“PSUs”), wherein each PSU entitles the participant to receive one common share of the Company at the end of a two-year period if certain market performance and service vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the TSX index. The number of units that will ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The fair value is recognized in earnings over the related service period.

The Company grants directors deferred share units (“DSUs”), wherein each DSU entitles the directors to receive one common share of the Company when they retire from the Company. The fair value of the DSUs is measured in amounts of 50% of the directors’ annual retainers. The fair value is recognized in earnings over the related service period.

Financial instruments

The CICA amended Section 3862, “Financial Instruments – Disclosures,” in 2009 to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These amendments are effective for the year ended November 30, 2010.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates. The fair value of these deposits approximates their carrying values.

Convertible notes

The convertible notes (“Notes”) are classified as a liability, less the portion relating to the conversion feature which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method, the liability is accreted to the face value over the term of the Notes.

Investments subject to significant influence

Investments over which the Company exercises significant influence are accounted for using the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

14	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties, inventory, fair value of stock based compensation, future income taxes and the provision for reclamation costs. Actual results could differ materially from those reported.

Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

New accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company will adopt these pronouncements at December 1, 2010; the result from this adoption would be that non-controlling interest balance will be classified as shareholders’ equity on the consolidated balance sheet.

3	Galore Creek Partnership

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently uses the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Galore Creek Partnership (“Partnership”).

The Partnership was formed in May 2007, with Teck earning a 50% interest in the Galore Creek project by funding approximately $520 million in project development costs. The Partnership funding arrangement was amended following the November 2007 decision to suspend construction activities at the project, and again in February 2009. Under the terms of the current agreement, Teck is funding all costs for the Galore Creek project up to approximately $373.3 million, at which point the partners will share project costs on a 50/50 basis. At November 30, 2010, the Partnership had cash of $1.6 million. Total cash contributions to date by Teck at November 30, 2010 were $360.1 million and $13.2 million remained to be contributed by Teck to earn its 50% interest.

Teck’s contributions to date have been recorded as non-controlling interest as follows.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Balance – beginning of year	293,247	291,231
Contributions by Teck	12,058	14,407
Teck’s share of suspension recoveries	-	324
Teck’s share of care and maintenance costs	(8,013)	(7,863)
Teck’s share of loss on disposal of fixed assets	-	(4,852)
Balance – end of year	297,292	293,247

NovaGold Resources Inc.	15
Year ended November 30, 2010

Notes to Consolidated Financial Statements

4	Inventories

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Current portion
Gold	519	-
Supplies (a)	7,601	-
Long-term portion
Gold	-	439
Supplies (a)	-	13,609
Stockpiled ore (a)	-	1,499
Total inventories	8,120	15,547

(a)

Management reviewed the valuation of the inventory to the lower of cost and net realizable value (“NRV”) and recorded a $7.5 million write down to reflect the decrease of the NRV. This write down is mainly due to the impairment of the Rock Creek project.

5	Property, plant and equipment

		in thousands of Canadian dollars
			November 30, 2010
		Accumulated
	Cost	amortization	Impairment (b)	Net
	$	$	$	$
Alaska, USA
Construction costs – Rock Creek	90,519	-	(90,519)	-
Mining and milling equipment – Rock Creek	15,342	-	(15,342)	-
Heavy machinery and equipment – Rock Creek	1,680	(570)	(1,110)	-
Building	297	(161)	(136)	-
British Columbia, Canada
Construction costs – Galore Creek (a)	318,877	-	-	318,877
Mobile equipment – Galore Creek (a)	26,651	-	-	26,651
Office furniture and equipment	2,506	(1,505)	-	1,001
Leasehold improvements	575	(327)	-	248
	456,447	(2,563)	(107,107)	346,777

	in thousands of Canadian dollars
	November 30, 2009
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Construction costs – Rock Creek (a)	90,519	-	90,519
Mining and milling equipment – Rock Creek (a)	15,342	-	15,342
Heavy machinery and equipment – Rock Creek	1,298	(267)	1,031
Building	372	(140)	232
British Columbia, Canada
Construction costs – Galore Creek (a)	318,980	-	318,980
Mobile equipment – Galore Creek (a)	26,651	-	26,651
Office furniture and equipment	2,459	(1,248)	1,211
Leasehold improvements	575	(270)	305
	456,196	(1,925)	454,271

(a)	Construction costs and mobile equipment had not yet been placed in productive activity, and accordingly were not depreciated.

16	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

(b)	Asset impairment

The Rock Creek project located in Nome, Alaska, was substantially constructed by the summer of 2008 and the start-up process began in September 2008, upon receipt of operating permits. During start-up, the mine experienced unanticipated mechanical problems in the mill and Arctic weather conditions caused problems with the crushing circuit. On November 24, 2008, the Company suspended the start-up, system testing and commissioning activities and the project was placed on care and maintenance. As a result, the Company had previously assessed the estimated recoverability of the Rock Creek project in the year ended 2008 and recorded an asset impairment of $160.9 million. Due to management’s decision to not restart operations at the project, the Company reassessed the estimated recoverability of the project in the third quarter ended August 31, 2010 and recorded an impairment charge for the year of $116.4 million (property, plant and equipment: $107.1 million; and mineral properties: $9.3 million) and a remaining value of $nil for accounting purposes.

The impairment adjustment was calculated using the probability weighted approach considering various sales and closure scenarios where the sales scenarios were evaluated based upon the present value of the estimated future cash flows in accordance with CICA Handbook Section 3063, “Impairment of Long-lived Assets”. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment, and mineral properties and development costs. There can be no assurance that a subsequent decision to reclaim the project would not result in an accrual of closure costs, which would incur when a decision is made.

6	Mineral properties, rights and development costs

			in thousands of Canadian dollars
		Expenditures
	November 30, 2009	(Amortization)	Impairment	November 30, 2010
	$	$	$	$
Alaska, USA
Ambler (a)	-	27,437	-	27,437
Rock Creek	8,395	868	(9,263)	-
British Columbia, Canada
Galore Creek	184,400	1,455	-	185,855
Power transmission rights (b)	54,335	(1,333)	-	53,002
Argentina
San Roque (c)	-	114	-	114
	247,130	28,541	(9,263)	266,408

			in thousands of Canadian dollars
			Expenditures
	November 30, 2008	Tax credit	(Amortization)	November 30, 2009
	$	$	$	$
Alaska, USA
Rock Creek	6,717	-	1,678	8,395
British Columbia, Canada
Galore Creek	183,597	(625)	1,428	184,400
Power transmission rights (b)	55,668	-	(1,333)	54,335
	245,982	(625)	1,773	247,130

(a)

On January 11, 2010, the Company purchased 100% of the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. As consideration, the Company issued 931,098 shares with a fair value of US$5.0 million and agreed to make cash payments to the vendor of US$12.0 million each in January 2011 and January 2012, respectively. The January 2011 payment was made. The vendor retained a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10.0 million.

The Company used a weighted average cost of capital at 7.76% to discount the above cash payments due in 2011 and 2012. As of November 30, 2010, the Company recorded $12.2 million in the current portion of long-term liabilities and $11.4 million in long-term other liabilities.

NovaGold Resources Inc.	17
Year ended November 30, 2010

Notes to Consolidated Financial Statements

(b)

In May 2006 NovaGold acquired Coast Mountain Power Corp. and all of its assets, which included the power transmission rights to build a power line from Meziadin Junction to Bob Quinn to bring power to the Galore Creek project. The power transmission rights are currently treated as an intangible asset as outlined in note 2. In 2010 the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. The NTL is currently in the final phases of approval. Should the NTL be built, NovaGold will no longer retain its power transmission rights and will accordingly impair the full value of that asset.

(c)

On June 22, 2010, the Company entered into an option agreement for the San Roque property in Argentina with Marifil Mines Inc. (“Marifil”). The Company has the option to acquire a 49% interest in the property by making a $0.4 million payment, spending $2.6 million prior to the second anniversary of the effective date of the agreement and paying Marifil $0.1 million per year. After the Company earns its 49% interest, it also has the option to increase its interest to 70% by spending an additional $6.0 million prior to the fifth anniversary of the effective date of the agreement and paying Marifil $0.1 million per year.

In September 2010, the Company disposed its remaining 50% interest in its Shotgun property in Alaska to TNR Gold Corp. (“TNR”) for 6,000,000 TNR shares and 3,000,000 TNR share purchase warrants. In addition, the Company retained a 2% net smelter return royalty which can be purchased by TNR for US$5.0 million any time prior to a production decision.

7	Investments

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Available-for-sale investments (a)	5,665	3,438
Investments accounted for under the equity method
Donlin Creek LLC (b)	1,697	849
Total investments	7,362	4,287

Investment in Donlin Creek LLC accounted for using the equity method is as follows.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Balance – beginning of year	849	3,197
Funding	21,721	12,389
Equity loss	(20,873)	(14,737)
Balance – end of year	1,697	849

(a)

Investments classified as available-for-sale are reported at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at November 30, 2010 was $4.2 million (2009: $2.8 million) and total unrealized holding gain for the year ended November 30, 2010 was $1.0 million (2009: $1.1 million). The balance includes 11,801 shares of Endeavour Mining Corp. (cost: $0.005 million; fair value at November 30, 2010: $0.03 million); 3,125,000 shares in TintinaGold Resources Inc. (cost: $1.4 million; fair value at November 30, 2010: $2.3 million), a company having one director and a major shareholder in common with the Company; and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $0.2 million; fair value at November 30, 2010: $0.8 million), a company having one director and a major shareholder in common with the Company.

(b)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Creek LLC”) to advance the Donlin Creek project in Alaska. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. As part of the Donlin Creek LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million in expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement has been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of future mine production cash flow. Interest on this long-term debt is expensed. Both parties are currently sharing development costs on a 50/50 basis.

18	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its 50% ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting.

8	Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being charged to interest expense for projects that do not meet the criteria to capitalize, and accreted to the liability over the term of the Notes.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Beginning balance	58,553	63,573
Accretion of debt discount for the year	4,975	4,692
Foreign exchange revaluation	(1,646)	(9,712)
Convertible notes liability	61,882	58,553
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

9	Asset retirement obligation

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $23.8 million, which has not been discounted due to the uncertainty of the timing of the reclamation activities as a result of the suspension of the projects. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

Changes to the reclamation and closure cost balance during the year are as follows.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Asset retirement obligation – beginning of year	21,590	21,359
Revision in estimates and liabilities incurred	2,267	872
Reclamation expenditures	-	(641)
Balance – end of year	23,857	21,590
Less current portion of asset retirement obligation	(7,890)	(860)
Long-term portion of asset retirement obligation	15,967	20,730

NovaGold Resources Inc.	19
Year ended November 30, 2010

Notes to Consolidated Financial Statements

The retirement obligation allocated by projects is as follows.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Galore Creek	13,670	13,670
Rock Creek	8,415	7,060
Nome Gold	1,772	860
	23,857	21,590

These reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

As required by regulatory authorities, at November 30, 2010, the Company had cash reclamation deposits totaling $13.1 million (2009: $13.3 million) comprising the following.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Galore Creek	6,059	6,100
Rock Creek	7,027	7,226
	13,086	13,326

Galore Creek’s reclamation deposit is supplemented with an additional $6.1 million letter of credit guaranteed by Teck.

These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 0.2% to 1.75% per annum.

10	Share capital

Authorized
          1,000,000,000 common shares, no par value
          10,000,000 preferred shares issuable in one or more series

			in thousands of Canadian dollars
	November 30, 2010		November 30, 2009
	Number of	Ascribed	Number of	Ascribed
	shares	value	shares	value
	(thousands)	$	(thousands)	$
Balance – beginning of year	187,133	878,086	107,509	776,237
Issued period to date
For cash pursuant to private placement	31,818	179,000	57,692	61,480
Pursuant to debt conversion	-	-	15,763	24,210
For cash and fair value pursuant to stock option agreements	1,280	3,991	538	1,558
For cash and fair value pursuant to purchase share unit agreements	365	1,426	-	-
For cash and fair value pursuant to warrant agreements	4,465	9,549	5,631	14,601
Pursuant to mineral property acquisition agreements	931	5,168	-	-
Balance – end of year	225,992	1,077,220	187,133	878,086
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-	9	-
Total issued and outstanding	226,001	1,077,220	187,142	878,086

20	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

(a)

Issuance of common shares

In January 2010, the Company issued 931,098 shares with a fair value of US$5.0 million ($5.2 million) as consideration for the Ambler mineral property acquisition.

In March 2010, the Company issued by way of private placement 31,818,182 shares at US$5.50 per common share for gross proceeds of US$175.0 million ($179.0 million) to several investment funds managed by Paulson & Co. Inc and to Quantum Partners Ltd, a private investment fund managed by Soros Fund Management LLC.

(b)

Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost on a straight-line basis over the respective vesting period for the stock options.

For the year ended, November 30, 2010, the Company granted 1,537,100 (2009: 7,711,750) stock options at a weighted average fair value of $7.33 (2009: $1.66) and recognized a stock-based compensation charge against income of $3.5 million (2009: $8.4 million) for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures. As of November 30, 2010, there were 1,918,937 non-vested options outstanding with a weighted average exercise price of $5.21. The non-vested stock option and PSU expense not yet recognized was $2.7 million (2009: $5.4 million); this expense is expected to be recognized over the next two years.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2010	November 30, 2009
Average risk-free interest rate	1.22% – 1.84%	0.44% – 1.73%
Expected life	1.00 – 2.50 years	1.00 – 3.71 years
Expected volatility	57% – 87%	70% – 98%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term.

A summary of the Company’s stock option plan and changes during the years ended is as follows.

	November 30, 2010		November 30, 2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	13,069	5.62	8,356	8.15
Granted	1,537	7.33	7,712	4.16
Exercised	(2,434)	4.32	(644)	2.20
Forfeited	(834)	6.22	(2,355)	9.96
Balance – end of year	11,338	6.09	13,069	5.62

NovaGold Resources Inc.	21
Year ended November 30, 2010

Notes to Consolidated Financial Statements

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2010.

	Number of		Weighted	Number of	Weighted
	outstanding	Weighted	average	exercisable	average
	options	average years	exercise price	options	exercise price
Range of price	(thousands)	to expiry	$	(thousands)	$
$ 0.62 to $ 1.99	671	1.62	1.01	671	1.01
$ 2.00 to $ 3.99	2,352	2.86	2.75	1,730	2.86
$ 4.00 to $ 5.99	3,502	3.35	5.19	3,014	5.18
$ 6.00 to $ 7.99	2,329	4.30	6.73	1,911	6.78
$ 8.00 to $ 9.99	1,351	5.27	8.64	961	8.81
$10.00 to $11.99	28	5.04	10.16	28	10.16
$12.00 to $13.99	40	5.50	13.90	40	13.90
$14.00 to $15.99	895	5.23	14.23	735	14.08
$16.00 to $17.99	150	6.55	16.34	150	16.34
$18.00 to $19.78	20	5.85	19.76	20	19.76
	11,338	3.78	6.09	9,260	6.12

The aggregate intrinsic value of vested share options (the market value less the exercise value) at November 30, 2010 was $24.2 million (2009: $11.9 million) and the aggregate intrinsic value of exercised options in 2010 was $12.7 million (2009: $1.7 million).

(c)

Performance share units

The Company has a Performance Share Unit (“PSU”) plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the TSX index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for recipients no longer at the Company on vesting date.

For the 501,050 PSUs granted in May 2009, a multiplier of 125% was determined based upon the Company’s actual performance in January and December 2009, resulting in 626,308 common shares vested during the period ending May 31, 2010. In May 2010, the Company issued 364,863 common shares and withheld and cancelled the remaining vested PSUs for tax remittance purposes and consequently, the Company paid the cash equivalent amount of $2.4 million to the corresponding tax authorities. The value of the vested PSU cancellation was in excess of the original PSU fair value and as a result the excess of $1.4 million was charged against contributed surplus.

For the year ended November 30, 2010, the Company recognized a stock-based compensation charge against income of $1.3 million (2009: $1.2 million) for PSUs vested to employees in accordance with CICA 3870, net of forfeitures.

(d)

Deferred share units

The Company has a Deferred Share Unit (“DSU”) plan that provides for the issuance of DSUs in amounts of 50% of directors’ annual retainers. Each DSU entitles the directors to receive one common share when they retire from their Board of Directors position in the Company.

For the year ended November 30, 2010, the Company recognized a stock-based compensation charge against income of $0.1 million (2009: nil) for the 12,178 DSUs granted to directors during the year.

(e)

Warrants

In December 2009, the Company issued 156,880 common shares upon the exercise of 156,880 share purchase warrants at US$1.50 per common share for total proceeds of US$0.2 million ($0.2 million).

22	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

In July 2010, the Company issued 4,307,691 common shares upon the exercise of 4,307,691 share purchase warrants at US$1.50 per common share for total proceeds of US$6.5 million ($6.7 million).

Subsequent to the year ended November 30, 2010, the Company issued 7,099,969 common shares upon the exercise of 7,099,969 share purchase warrants at US$1.50 per common share for total proceeds of US$10.6 million.

A summary of the Company’s share purchase warrants and the changes for the years then ended is presented below.

	November 30, 2010		November 30, 2009
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	53,810	1.65	750	7.18
Granted	-	-	58,692	1.64
Exercised	(4,465)	1.56	(5,632)	1.61
Balance – end of year	49,345	1.65	53,810	1.65

A summary of the Company’s share purchase warrants outstanding at November 30, 2010 is presented below.

	Warrants		Weighted average
	outstanding and	Weighted average	remaining
	exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)
US$ 1.50	49,346	1.65	2.17

11	Related party transactions

The Company has market-based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp. (“Alexco”). During 2010, the services provided were $0.1 million (2009: $0.05 million) to TintinaGold, a related party having one director and a major shareholder in common with the Company; and $0.03 million (2009: $0.1 million) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.9 million (2009: US$0.8 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2010, the Company had $0.2 million (2009: $0.3 million) receivable from related parties.

12	Commitments and contingencies

(a)

Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2010 are approximately as follows.

in thousands of Canadian dollars
November 30, 2010
$
2011	788
2012	629
2013	571
2014	580
2015	662
Thereafter	1,358

NovaGold Resources Inc.	23
Year ended November 30, 2010

Notes to Consolidated Financial Statements

(b)	Purchase commitments As at November 30, 2010, the Company has commitments outstanding in the amount of $0.4 million for its operations.

(c)	Legal actions

On September 10, 2010, the Company received final U.S. court approval for the U.S. settlement of a consolidated class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. On August 4, 2010, the Ontario Court approved the settlement of the Ontario action and on August 6, 2010, the British Columbia Court approved the settlement of the British Columbia action. As a result of these court approvals of the settlement, these proceedings are complete and the actions were dismissed. The $28.0 million settlement was covered by NovaGold’s insurance, and the Company did not pay out any of its own cash under the terms of the settlement.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. Indeed, the claims against AGC have now been dismissed by agreement without payment of any money. However, there can be no assurance that these proceedings will be resolved in favor of NovaGold.

13	Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity and convertible notes. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of three months or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

14	Financial instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2010.

24	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

					in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	151,723	-	151,723	151,723
Accounts and short-term receivable	469	-	-	-	469	469
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	5,165	-	-	5,165	5,165
Reclamation deposits	-	-	13,086	-	13,086	13,086
Long-term accounts receivable	49	-	-	-	49	49
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	9,654	9,654	9,654
Other notes payable	-	-	-	23,638	23,638	23,638
Promissory note (b)	-	-	-	63,034	63,034	63,034
Convertible debt (c)	-	-	-	61,882	61,882	165,304

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2009.

					in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	38,180	-	38,180	38,180
Accounts and short-term receivable	943	-	-	-	943	943
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,938	-	-	2,938	2,938
Reclamation deposits	-	-	13,326	-	13,326	13,326
Long-term accounts receivable	130	-	-	-	130	130
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	13,132	13,132	13,132
Promissory note (b)	-	-	-	61,532	61,532	61,532
Convertible debt (c)	-	-	-	58,553	58,553	82,082

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.
(c)	The carrying value of the convertible debt is a split instrument between equity and liabilities. The fair value represents the value payable under the instrument.

The Company uses the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule are classified as follows:

Level 1 – Quoted prices in active markets for identical assets: investments.
Level 2 – Observable inputs without significant adjustments: cash and cash equivalents.
Level 3 – Significant unobservable inputs: reclamation deposits, investments – at cost, other liabilities, promissory notes and convertible debt.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

NovaGold Resources Inc.	25
Year ended November 30, 2010

Notes to Consolidated Financial Statements

(a)

Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2010, the Company is exposed to currency risk through the following assets and liabilities.

	in thousands of U.S. dollars
	November 30, 2010	November 30, 2009
	US$	US$
Cash and cash equivalents	125,164	9,937
Accounts receivables	148	376
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(4,718)	(8,089)
Promissory note	(61,401)	(58,300)
Convertible notes	(60,278)	(55,469)
Other liabilities	(23,026)	-

Based on the above net exposures as at November 30, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $1.7 million in the Company’s net earnings before tax.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s HST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The Company’s promissory note is contingent on the future cash flow generated from the Donlin Creek project thus it is not exposed to any credit risk.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 13 to the consolidated financial statements.

26	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

Contractual obligated cash flow requirements as at November 30, 2010 are as follows.

					in thousands of Canadian dollars,
						unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable	9,654	9,654	-	-	-	-	-
Operating leases	4,589	788	629	571	580	662	1,359
Capital leases	1,067	698	369	-	-	-	-
Asset retirement obligations	23,857	7,890	2,297	-	-	-	13,670
Other notes payable	US$23,026	US$11,928	US$11,098	-	-	-	-
Convertible notes – interest (i)	US$23,077	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177	-
Convertible notes – holders option (i)	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$51,576	-	-	-	-	-	US$51,576

(i)

The Notes mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2010, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e)

Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

15	Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Combined federal and provincial statutory tax rate	28.62%	30.04%
Income taxes at statutory rate	(58,549)	(23,860)
Loss expiry	411	169
Share issuance and financing costs	(143)	(680)
Foreign exchange on future income tax balance	6,872	26,632
Difference in foreign tax rates	(21,508)	(5,725)
Valuation allowance	67,653	(5,599)
Non-deductible expenditures	3,509	2,519
Effect of statutory tax rate change	747	642
Others	(153)	(160)
Income tax recovery	(1,161)	(6,062)

NovaGold Resources Inc.	27
Year ended November 30, 2010

Notes to Consolidated Financial Statements

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2010 and 2009 are as follows.

	in thousands of Canadian dollars
	November 30, 2010	November 30, 2009
	$	$
Future income tax assets
Non-capital losses	86,757	63,414
Mineral property interest	45,890	41,925
Property, plant and equipment	102,213	63,886
Non-controlling interest	74,323	73,352
Asset retirement obligations	6,606	6,123
Share issuance costs	1,651	3,207
Capital loss carry forwards	5,381	4,644
Other deductible temporary differences	17,392	14,092
Total future tax assets	340,213	270,643
Valuation allowance	(254,050)	(186,623)
Net future income tax assets	86,163	84,020
Future income tax liabilities
Property, plant and equipment	57,614	57,720
Mineral property, rights and development costs	34,975	34,824
Other taxable temporary differences	767	-
Future income tax liabilities	93,356	92,544
Net future income tax liabilities	7,193	8,524

Future tax assets have been recognized to the extent of future taxable income and the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. A valuation allowance has been provided against future income tax assets where it is not more likely than not that the Company will realize those benefits.

The Company has loss carry-forwards of approximately $102.8 million in Canada and US$144.7 million in the United States that may be available for tax purposes. The losses are in the following countries and expire as follows.

	in thousands of dollars
	Non-capital losses	Operating losses
	Canada	United States
	$	US$
2011	-	-
2012	-	915
2013	-	-
2014	7,433	-
2015	18,802	-
Thereafter	76,582	143,748
	102,817	144,663

Future use of these U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change under Section 382 occurred on March 31, 2009 regarding the losses incurred by AGC and NovaGold Resources Alaska, Inc. Therefore, approximately US$82.1 million of the U.S. losses above are subject to limitation under Section 382.

No change in control has occurred since November 1, 2009. It is possible a future change in control may occur which could limit the availability of losses incurred prior to the change in control.

28	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

16	Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from the Company’s operations located in Nome, Alaska. The Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 5 and 6.

17	Significant differences from United States accounting principles

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2010	November 30, 2009
	$	$
Loss for the year reported under Canadian GAAP	(203,549)	(73,364)
Interest and accretion expense (a)	53	8,231
Future income tax expense (f)	(1,162)	(626)
Gain on disposal of investment	-	1,472
Loss in embedded derivatives (a)	(63,082)	7,521
Loss in derivative (b)	(424,447)	-
Asset impairment (c)	30,483	-
Loss and comprehensive loss for the year under U.S. GAAP	(661,704)	(56,766)
Net loss per common share – U.S. GAAP
Basic and diluted	(3.10)	(0.34)
Shareholders’ equity reported under Canadian GAAP	313,922	322,572
Cumulative adjustments to shareholders’ equity
Share capital from warrant exercises	36,415	-
Equity component of bridge loan (a)	(3,883)	(3,883)
Equity component of convertible notes (a)	(43,352)	(43,352)
Warrants (b)	(28,488)	-
Cumulative loss in embedded derivatives (a)	(46,974)	(2,174)
Cumulative loss in derivatives (b)	(668,040)	-
Future income taxes (f)	(1,751)	(420)
Interest and accretion expense (a)	7,136	14,052
Development costs (c)	(43,229)	(73,712)
Non-controlling interest (g)	297,292	293,247
Shareholders’ equity under U.S. GAAP	(180,952)	506,330
Total assets reported under Canadian GAAP	801,740	781,252
Deferred financing costs (d)	1,318	2,880
Property, plant and equipment-interest capitalization (a)(d)(e)	3,527	3,492
Development costs (c)	(52,173)	(82,656)
Total assets under U.S. GAAP	754,412	704,968
Total liabilities reported under Canadian GAAP	190,526	165,433
Convertible notes (a)	2,725	41,729
Liabilities in embedded derivatives (a)	90,465	-
Liabilities in derivatives (b)	658,841	-
Future income taxes (c)	(7,193)	(8,524)
Total liabilities under U.S. GAAP	935,364	198,638

NovaGold Resources Inc.	29
Year ended November 30, 2010

Notes to Consolidated Financial Statements

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2010	November 30, 2009
	$	$
Cash flows from operating activities under Canadian and U.S. GAAP	(58,375)	(60,478)
Cash flows from financing activities under Canadian and U.S. GAAP	195,642	117,420
Cash flows from investing activities under Canadian and U.S. GAAP	(23,724)	(30,986)

Measurement differences

A description of the material measurement differences between Canadian GAAP and U.S. GAAP is as follows.

(a)	Bridge loan and convertible notes

Bridge loan

Under U.S. GAAP, the face value of a bridge loan is classified as debt. Under Canadian GAAP, the net proceeds of the bridge loan are allocated to both debt and an equity conversion feature, with the debt component being accreted over time to its face value. Accordingly, under U.S. GAAP as at November 30, 2010, the accretion expense recognized in deficit and the conversion feature recognized in equity would decrease by $3.9 million.

Convertible notes

Under U.S. GAAP, prior to adoption of EITF 07-5 on December 1, 2009, convertible debt instruments were classified as debt, whereas under Canadian GAAP, convertible debt instruments were allocated to both debt and equity components with the debt component being accreted over time to its face value.

Under U.S. GAAP, upon adoption of amendments to ASC Topic 815 (as a result of EITF 07-5) which were effective December 1, 2009, the conversion feature of the Company’s Notes would be considered an embedded derivative liability due to the Notes being denominated in a currency other than the Company’s functional currency. The change has been applied retroactively without restatement under U.S. GAAP. The amounts received from the issuance of the Notes are first allocated to the fair value of the embedded derivative liability and the remaining proceeds are then allocated to the debt instrument, with the debt component being accreted over time to its face value. The embedded derivative is then measured at fair value with changes in fair values included in net earnings. The estimated fair value of the conversion feature is determined using a Black-Scholes model. Under U.S. GAAP, at December 1, 2009, the primary changes resulted in an increase in the debt balance by $1.3 million; the equity conversion feature was reduced by $43.4 million and the creation of liabilities from the embedded derivative of $27.2 million. The cumulative effect of adoption of amendments to ASC Topic 815 reduced the deficit by $14.8 million.

Under U.S. GAAP, as at November 30, 2010, the debt balance would increase by $1.1 million and the embedded derivative liability would increase to $90.5 million. For the year ended November 30, 2010, under U.S. GAAP accretion expense would decrease by $0.05 million, loss in embedded derivatives would increase by $64.4 million, and the foreign exchange gains would increase by $1.3 million.

The fair value of the embedded derivative conversion feature in the Notes has been estimated using the Black-Scholes pricing model as it is considered as Level 3 financial instruments in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2010	November 30, 2009
Average risk-free interest rate	2.53%	2.37%
Expected life	4.42 years	5.42 years
Expected volatility	81%	75%
Expected dividends	Nil	Nil

30	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

(b)	Warrants

For Canadian GAAP Purposes, all the Company’s warrants are classified and accounted for as equity instruments. Under U.S. GAAP, upon adoption of amendments to ASC Topic 815 (as a result of EITF 07-5) which were effective December 1, 2009, the Company’s U.S.-denominated stock purchase warrants are considered to be derivatives as their strike price is denominated in a currency other than the Company’s functional currency. The derivative is measured at fair value with changes in fair values included in net earnings. The estimated fair value of the warrants was determined using the Black-Scholes model and is classified as a non-current derivative liability. The cumulative effect of the adjustment as at December 1, 2009 was an increase of $259.4 million to liabilities in embedded derivatives, an increase of $14.0 million to share capital, a decrease of $31.1 million to warrants, and an increase of $242.3 million to opening deficit.

Accordingly, for the year ended November 30, 2010 the foreign exchange gains increased by $10.2 million, loss on embedded derivatives increased by $434.7 million, share capital increased by $22.4 million, warrants decreased by $2.6 million and derivative liability increased by $399.4 million.

The fair value of the embedded derivative for the warrants has been estimated using the Black-Scholes pricing model as it is considered as Level 3 financial instruments in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2010	November 30, 2009
Average risk-free interest rate	1.75%	1.96%
Expected life	2.15 years	3.15 years
Expected volatility	85%	88%
Expected dividends	Nil	Nil

(c)	Development costs

Under U.S. GAAP, the Company expenses development costs until proven and probable reserves are determined and substantially all required permits are obtained.

Under U.S. GAAP, the impairment charge recognized for the Rock Creek project in the current year was reduced by $30.5 million due to certain development costs being written off in a prior year.

(d)	Deferred financing costs

U.S. GAAP requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt. Financing costs associated with the Notes have been offset with the proceeds of the financing under Canadian GAAP. Under U.S. GAAP, the financing costs associated with the Notes are set up as a long-term deferred asset and amortized over the life of the debt.

(e)	Interest capitalization

ASC Topic 835 provides for interest costs to be capitalized for qualifying assets under development. Under Canadian GAAP policy, interest is capitalized only on project specific debt. In 2008, interest expenses were capitalized to assets under development under U.S. GAAP. In 2009 and 2010, all interest was charged against income.

(f)	Future income taxes

Under U.S. GAAP, future income tax assets previously unrecognized under Canadian GAAP are used.

(g)	Non-controlling interest

In December 2007, the FASB issued ASC 810 – Non-controlling Interests in Consolidated Financial Statements (“ASC 810”), which are effective for December 1, 2009. U.S. GAAP requires non-controlling interests to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The provisions of ASC 810 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the equity section of the balance sheet, totaling $297.2 million as at November 30, 2010.

NovaGold Resources Inc.	31
Year ended November 30, 2010

Notes to Consolidated Financial Statements

Uncertain tax position

These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year.

There were no unrecognized tax benefits as at November 30, 2010 and November 30, 2009.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest expense. As of November 30, 2010 and November 30, 2009, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of November 30, 2010 are as follows.

Canada	2005 to 2010
United States	1995 to 2010

Additional disclosures

Additional new accounting pronouncement disclosures required by U.S. GAAP are as follows.

ASU Topic 820 “Improving Disclosures about Fair Value Measurements”

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update No. 2010-06 (“ASU 2010-06”), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The current year adoption did not have an impact on the Company’s consolidated financial position and results of operations.

In February 2010, the FASB issued an accounting standard that amended certain recognition and disclosure requirements related to subsequent events. The accounting standard requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. This guidance was effective upon issuance. The adoption of this standard had no effect on the Company’s condensed consolidated financial position or results of operations.

ASC Topic 605 “Revenue Recognition”

In March 2010, the FASB issued new accounting guidance under ASC Topic 605 on Revenue Recognition. This standard provides that the milestone method is a valid application of the proportional performance model for revenue recognition if the milestones are substantive and there is substantive uncertainty about whether the milestones will be achieved. Determining whether a milestone is substantive requires judgment that should be made at the inception of the arrangement. To meet the definition of a substantive milestone, the consideration earned by achieving the milestone (1) would have to be commensurate with either the level of effort required to achieve the milestone or the enhancement in the value of the item delivered, (2) would have to relate solely to past performance, and (3) should be reasonable relative to all deliverables and payment terms in the arrangement. No bifurcation of an individual milestone is allowed and there can be more than one milestone in an arrangement. The standard is effective December 1, 2010. The Company does not believe the impact of the adoption of this guidance will have a material effect on its financial statements.

32	NovaGold Resources Inc.
Year ended November 30, 2010

Notes to Consolidated Financial Statements

ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements”

In October 2009, the FASB issued Accounting Standards Update ASU No. 2009-13 (“ASU 2009-13”) “Multiple-Deliverable Revenue Arrangements” (formerly EITF 08-1, Revenue Arrangements with Multiple Deliverables) which amends ASC Topic 605, Revenue Recognition. This accounting update establishes a hierarchy for determining the value of each element within a multiple deliverable arrangement. ASU 2009-13 is effective for the Company beginning December 1, 2010 and applies to arrangements entered into on or after this date. The Company does not believe the impact of the adoption of this guidance will have a material effect on its financial statements.

18	Subsequent events

The Company has evaluated subsequent events through the date of issuance, February 16, 2011 and provides disclosure as follows.

On December 20, 2010, the Company announced that it intended to make an offer to acquire all of the outstanding shares of Copper Canyon Resources Ltd. (“Copper Canyon”) (TSX-V: CPY), on the basis of 0.0425 of a NovaGold common share for each one Copper Canyon common share. Based on public disclosure, there are approximately 57.4 million Copper Canyon common shares outstanding on a fully diluted basis, valuing the acquisition at approximately $34.1 million. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project, owned equally by NovaGold and Teck. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. On January 18, 2011, the Company filed its formal offer to acquire all of the outstanding shares of Copper Canyon with the Canadian securities regulators and U.S. Securities and Exchange Commission.

NovaGold Resources Inc.	33
Year ended November 30, 2010